FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

5 May 2022

Notification of a Transaction by a Person Discharging Managerial Responsibilities

The following transactions of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") took place:

1.   On 3 May 2022, 2.96158 Shares were added to Surendra Rosha's vested share plan interests through the automatic reinvestment of the second interim dividend for 2021 at HKD49.1899 per Share; and

2.   On 5 May 2022, Surendra Rosha transferred 83,040 Shares from his sole account to an account held jointly with his spouse, Batul Surendranath Rosha.

The following disclosure is made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-05-03	Ordinary shares of US$0.50 each	GB0005405286	Hong Kong Stock Exchange		HKD - Hong Kong Dollar
Nature of Transaction:			Price	Volume	Total
			HKD49.19	3	HKD145.68
Acquisition as part of the reinvestment of the second interim dividend for 2021		Aggregated	HKD49.19	3	HKD145.68

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-05-05	Ordinary shares of US$0.50 each	GB0005405286	Hong Kong Stock Exchange		HKD - Hong Kong Dollar
Nature of Transaction:			Price	Volume	Total
Transfer of Shares from sole account to an account held jointly with spouse			HKD0	83,040	HKD0
		Aggregated	HKD0	83,040	HKD0

For any queries related to this notification, please contact:

Bayo Adeyeye
Corporate Governance & Secretariat
+44 (0) 203 359 2160

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 5 May 2022